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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C 20549


                                     SCHEDULE 13G


                      Under the Securities Exchange Act of 1934


                                 (Amendment No._2_)*


                                   TDX Corporation
          -----------------------------------------------------------------
                                   (Name of Issuer)

                                       Common
          -----------------------------------------------------------------
                            (Title of Class of Securities)

                                       87236310
                          ----------------------------------
                                    (CUSIP Number)



     Check the following box if a fee is being paid with this statement /__/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








     SEC 1745 (2/92)              Page 1 of 11 pages
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     CUSIP No. 87236310                  13G                  Page 2 of 10 Pages


      1       NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Mitchell Hutchins Asset Management Inc.
                      IRS ID No.: 13-2895752

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) /__/
                      Joint filing                      (b) /__/
      3       SEC USE ONLY

      4       CITIZENSHIP OR PLACE OF ORGANIZATION

                               Delaware

                               5       SOLE VOTING POWER
      NUMBER OF
                                                0
       SHARES                  6       SHARED VOTING POWER

     BENEFICIALLY                               0

       OWNED BY                7       SOLE DISPOSITIVE POWER

        EACH                                    0

      REPORTING

       PERSON                  8       SHARED DISPOSITIVE POWER

        WITH                                    0

      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0 (Not to be construed as an admission of beneficial ownership)

     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*


     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                       0.00

     12       TYPE OF REPORTING PERSON*

                                       CO, BD, IA


     SEC 1745 (2/92)              Page 2 of 11 pages
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     CUSIP No. 87236310                  13G                  Page 3 of 10 Pages


      1       NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      PaineWebber Olympus Fund
                      IRS ID No.: 13-3251044


      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) /__/
                      Joint filing
                                                                 (b) /__/
      3       SEC USE ONLY


      4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Massachusetts

                               5       SOLE VOTING POWER
      NUMBER OF
                                                0
       SHARES                  6       SHARED VOTING POWER

     BENEFICIALLY                               0

       OWNED BY                7       SOLE DISPOSITIVE POWER

        EACH                                    0

      REPORTING

       PERSON                  8       SHARED DISPOSITIVE POWER

        WITH                                    0


      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0 (Not to be construed as an admission of beneficial ownership)

     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*

     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                       0.00



     SEC 1745 (2/92)              Page 3 of 11 pages
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     CUSIP No. 87236310                  13G                  Page 4 of 10 Pages


     12       TYPE OF REPORTING PERSON*

                                       IC














































     SEC 1745 (2/92)              Page 4 of 11 pages
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     CUSIP No. 87236310                  13G                  Page 5 of 10 Pages


     Item 1.
              (a)     Name of Issuer

                               TDX Corporation

              (b)     Address of Issuer's Principal Executive Offices

                               300 Brickstone Square
                               Andover, MA  01810

     Item 2.
              (a)     Name of Person Filing

                               Mitchell Hutchins Asset Management Inc.

              (b)     Address of Principal Business Office or, if none,
                      Residence

                               1285 Avenue of the Americas
                               New York, NY  10019

              (c)     Citizenship

                               Delaware

              (d)     Title of Class of Securities

                               Common

              (e)     CUSIP Number

                               87236310

     Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

              (a) /X_/ Broker or Dealer registered under Section 15 of the Act

              (b) /__/         Bank as defined in section 3(a)(6) of the Act

              (c) /__/ Insurance Company as defined in section 3(a)(19) of the act

              (d) /__/ Investment Company registered under section 8 of the Investment Company Act



     SEC 1745 (2/92)              Page 5 of 11 pages
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     CUSIP No. 87236310                  13G                  Page 6 of 10 Pages


              (e) /X_/ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

              (f) /__/ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-l(b)(l)(ii)(F)

              (g) /X_/ Parent Holding Company, in accordance with 240.13d-l(b)(ii)(G) (Note: See Item 7)

              (h) /__/         Group, in accordance with 240.13d-l(b)(l)(ii)(H)

     Item 4. Ownership

              Mitchell Hutchins Asset Management, Inc. ("MHAM") and PaineWebber Olympus Fund ("Olympus") each disclaim direct beneficial ownership of the securities of TDX Corporaton reported herein, and the filing of this
     Schedule 13G shall not be construed as an admission that these companies are the beneficial owners of any TDX Corporation securities.

              (a)     Amount Beneficially Owned

                               See line item (9) of the cover pages

              (b)     Percent of Class

                               See line item (11) of the cover pages

              (c)     Number of shares as to which such person has:

                      (i)      Sole Power to vote or to direct the vote:

                               See line item (5) of the cover pages.

                      (ii)     Shared Power to vote or to direct the vote:

                               See line item (6) of the cover pages.

                      (iii)    Sole Power to dispose or to direct the
                               disposition of:

                               See line item (7) of the cover pages.

                      (iv) Shared Power to dispose or to direct the disposition of:



     SEC 1745 (2/92)              Page 6 of 11 pages
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     CUSIP No. 87236310                  13G                  Page 7 of 10 Pages


                               See line item (8) of the cover pages.

     Item 5. Ownership of Five Percent or Less of a Class

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following (X).

     Item 6. Ownership of More than Five Percent on Behalf of Another Person.

              Various persons have the right to receive, or the power to direct the receipt of, dividends or proceeds from the sale of securities reported herein.

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

              See Exhibit A.

     Item 8. Identification and Classification of Members of the Group

              N/A

     Item 9. Notice of Dissolution of Group

              N/A

     Item 10. Certification

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

              Signature:

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  February 13, 1996              /s/ Michael Katz           *
                                           ----------------------------


     SEC 1745 (2/92)              Page 7 of 11 pages
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     CUSIP No. 87236310                  13G                  Page 8 of 10 Pages


                                           Michael Katz
                                           Chief Financial Officer
                                           & Senior Vice President



     ----------------------------

     * Signature affixed by Hiam Arfa pursuant to a power of attorney dated February 9, 1996 and incorporated by reference from
              Schedule 13G filed with the Securities and Exchange Commission by Mitchell Hutchins Asset Management Inc. et al. on February 13, 1996 with respect to Flowers Industries, Inc.




































     SEC 1745 (2/92)              Page 8 of 11 pages
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     CUSIP No. 87236310                  13G                  Page 9 of 10 Pages


                              EXHIBIT A TO SCHEDULE 13G

                      ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES


              Mitchell Hutchins Asset Management Inc. ("MHAM") is a parent holding company as that term is defined by Rule 13d-1(b)(1)(ii)(G) of the Securities Exchange Act of 1934 (the "Act"). MHAM also is a broker-dealer registered under Section 15 of the Act and an investment adviser registered under section 203 of the Investment Advisers Act of 1940. PaineWebber Olympus Fund ("Olympus"), which is an investment company registered under section 8 of the Investment Company Act, is advised by MHAM.

              MHAM is a Delaware corporation whose business address is as follows:

                      1285 Avenue of the Americas
                      New York, NY  10019

              Olympus is a Massachusetts business trust whose business address is as follows:

                      1285 Avenue of the Americas
                      New York, NY  10019

              The companies filing this joint Schedule 13G report beneficial ownership of the Common Stock of TDX Corporation in the following amounts:

                                         Shares Owned Directly       Shares
                                               or through         Beneficially
               Company                      Managed Accounts         Owned
               _______                   _____________________    ___________

       1.      PaineWebber Olympus                 0                   0
               Fund
       2.      Mitchell Hutchins                   0                   0
               Asset Management Inc.











     SEC 1745 (2/92)              Page 9 of 11 pages
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     CUSIP No. 87236310                  13G                 Page 10 of 10 Pages


                                JOINT FILING AGREEMENT


              Each of the undersigned persons hereby agrees and consents to this joint filing of Schedule 13G on such person s behalf, pursuant to section 13(d) and (g) of the Securities and Exchange Act of 1934, as amended, and the rules promulgated thereunder. Each of these persons is not responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is inaccurate.


     Dated:  February 13, 1996



       Mitchell Hutchins Asset              PaineWebber Olympus Fund
       Management Inc.

       By: /s/ Michael Katz            *    By: /s/ Dianne E. O'Donnell
           _____________________________        ___________________________
           Michael Katz                         Dianne E. O'Donnell
           Chief Financial Officer              Vice President & Secretary
           & Senior Vice President



     ---------------------------

     * Signature affixed by Hiam Arfa pursuant to a power of attorney dated February 9, 1996 and incorporated by reference from
              Schedule 13G filed with the Securities and Exchange Commission by Mitchell Hutchins Asset Management Inc. et al. on February 13, 1996 with respect to Flowers Industries, Inc.















     SEC 1745 (2/92)             Page 10 of 11 pages
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